SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                      FORM

                                     N-8B-2

               REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS

                     WHICH ARE CURRENTLY ISSUING SECURITIES


                         PURSUANT TO SECTION 8(B) OF THE

                        INVESTMENT COMPANY ACT OF 1940



                     PAN-AMERICAN ASSURANCE COMPANY VARIABLE
                              LIFE SEPARATE ACCOUNT
    ----------------------------------------------------------------------
                       (NAME OF UNIT INVESTMENT TRUST)


                   I. ORGANIZATION AND GENERAL INFORMATION

1.(a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

         Pan-American Assurance Company Variable Life Separate Account ("Separate Account")
         IRS  Employer  Identification  Number:  N/A


(b)  Furnish title of each class or series of securities issued by the trust.

         Variable Flexible Premium Adjustable Life Insurance Policy ("Policy").

(c) Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

         Pan-American Assurance Company ("Company")
         Pan-American Life Center
         601 Poydras Street
         New Orleans, Louisiana 70130

         IRS  Employer  Identification  Number: 72-091722

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

         Not  Applicable.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

     The Policy is not currently being distributed. When such distribution commences, Pan-American Financial Services, Inc. will be the "Principal Underwriter."

         Address of Principal Underwriter:
                  Pan-American Financial Services, Inc.
                  Pan-American Life Center
                  601 Poydras Street
                  New Orleans, Louisiana, 70130

         IRS  Employer  Identification  Number: 72-1009902

5. Furnish name of state or sovereign power, the laws of which govern with respect to the organization of the trust.

         Louisiana

6.(a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

     The Separate Account was established pursuant to a resolution of the Board of Directors of the Company on November 13, 2000. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to received them.

(b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

         Not  Applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

         The Separate Account has never been known by any other name.

8.       State the date on which the fiscal year of the trust ends.

         The fiscal year of the Separate Account ends on December 31.

9. MATERIAL LITIGATION. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, altogether immaterial itself, is representative of, or one of, a group which in the aggregate is material.

         There are no legal proceedings to which the Separate Account or the Principal Underwriter is a party. The Company is engaged in various kinds of routine litigation, which in its judgment are not of material importance in relation to the total capital and surplus of the Company.

                    II.  GENERAL DESCRIPTION OF THE TRUST
                           AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS.

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

(a)      Whether the securities are of the registered or bearer  type;

         The Policy which is to be issued is of the registered type insofar as the Policy is personal to the Owner, and the records concerning the Owner are maintained by the Company.

(b)  Whether the securities are of the cumulative or distributive type;

         The Policy is of the cumulative type.

(c)  The rights of security holders with respect to withdrawal or redemption;

         The Owner may make withdrawals from the Policy for its Cash Surrender Value.

(d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters;

         The Owner may transfer his or her Policy's Accumulated Value from one Subaccount to another. The Owner may also execute a full or partial redemption of the Cash Surrender Value.

(e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement;

         A Grace Period of 65 days will be granted for the payment of a premium sufficient to cover the Monthly Deduction. The Grace Period will begin either on the Monthly Anniversary Day on which the Cash Surrender Value becomes insufficient to keep the Policy in force or on the date notice is sent to the Owner, the earlier of which is allowed by state insurance law.

         The Cash Surrender Value would be considered insufficient when the Cash Surrender Value less any Indebtedness on any Monthly Anniversary Day is not sufficient to cover the Monthly Deduction for the next month.

         Notice of the premium necessary to remove the Policy from the Grace Period will be mailed to the Owner's last known address. If such premium is not paid within the Grace Period, all coverage under the Policy will terminate without value at the end of the Grace Period. If a death occurs during the Grace Period, the proceeds paid will equal the Death Benefit at the start of the Grace

Period, plus any applicable benefits provided by rider, less any Indebtedness and less overdue Monthly Deductions as of the date of the death.

         If the Policy terminates, as provided in the Grace Period section of the Policy, it may be reinstated at any time within five years after the date of termination and prior to the Maturity Date. The reinstatement is subject to:

         (1) receipt of evidence of insurability of the insured satisfactory to the Company to reinstate the basic Policy; and (2) receipt of evidence of insurability of any person covered by any rider to reinstate the rider to the Policy; and (3) payment of a premium sufficient to keep the Policy in force for two months; and (4) payment or reinstatement of any indebtedness against the Policy; and (5) reinstatement of the surrender charge that was in effect at the time of the lapse.

         Payments to reinstate the Policy will be allocated according to the last premium allocation instructions on record. The effective date will be shown on the revised Policy Schedule.

         The Policy cannot be reinstated if it has been surrendered for its full Cash Surrender Value.

(f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust;

         The underlying securities of the Separate Account are shares issued by MFS Variable Insurance Trust, INVESCO Variable Investment Funds, Berger Institutional Product Trust, J.P. Morgan Series Trust II, and Dreyfus Investment Portfolios.

         The Company will vote the shares held in the Separate Account in accordance with instructions received from persons having a voting interest in the Separate Account. The Company will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. The Company will vote shares it owns in the same proportion as it votes shares for which it has received instructions.

(g)  Whether security holders must be given notice of any change in:

         (1)  the composition of the assets of the trust;

         Notice must be given of any such proposed change.



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         (2)  the terms and conditions of the securities issued by the trust;

         Notice must be given of any such proposed change.

         (3)  the provisions of any indenture or agreement of the trust;

         Notice must be given of any such proposed change.

         (4)  the identity of the depositor, trustee or custodian;

         There is no provision requiring notice to or consent of Owners with respect to any change in the identity of the Separate Account's depositor. The Company's obligations under the Policy, however, cannot be transferred to any other entity without notice to the Owner.

(h) Whether the consent of the security holders is required in order for action to be taken concerning any change in:

        (1)  the composition of the assets of the trust;

         Under the policies, consent of Owners is not required when substituting the underlying securities of the Separate Account. However, to substitute such securities, approval of the Securities and Exchange Commission is required in compliance with Section 26(b) of the Investment Company Act of 1940, which may impose certain conditions before issuing an order permitting the substitution. The Company may, however, add additional Separate Account Funds without the consent of Owners. Except as required by federal or state law or regulation, no action will be taken by the Company which will adversely affect the rights of Owners without their consent.

         (2)  the terms and conditions of the securities issued by the trust;

         No change in the terms and conditions of the Policy can be made without the consent of the Owners except as required by federal or state law or regulation.

         (3)  the provisions of any indenture or agreement of the trust;

         Not  Applicable.

         (4)  the identity of the depositor, trustee or custodian;

         There is no provision requiring notice to or consent of Owners with respect to any change in the identity of the Separate Account's depositor. The Company's obligations under the Policy, however, cannot be transferred to any other entity without compliance with state insurance law, which may under some circumstances require the Owner's consent.

(i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

         In return for the payment of premiums, the Policy provides insurance coverage on the life of the insured.

         The Policy provides for the right to borrow from the Company using the Policy's Cash Value as collateral.

INFORMATION  CONCERNING  THE  SECURITIES  UNDERLYING  THE  TRUST'S SECURITIES.

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

         The securities held in the Separate Account will be shares of portfolios or series of the following series funds, all of which are open-end, management investment companies of the series type:

MFS VARIABLE INSURANCE TRUST

Advised by MFS Management, Inc.

MFS Money Market  Series - Initial Class
MFS Total Return Series
MFS Growth With Income Series
MFS Emerging Growth Series
MFS Growth Series
MFS Utilities  Series
MFS Mid Cap Growth Series

INVESCO VARIABLE INVESTMENT FUNDS

Advised by Invesco Funds Group, Inc.

Invesco Blue Chip  Growth  Fund
Invesco Small  Company  Growth  Fund
Invesco International  Blue Chip Fund
Invesco Technology  Fund
Invesco Health  Sciences Fund
Invesco Financial  Services  Fund
Invesco Dynamics  Fund (mid cap growth)
Invesco Endeavor Fund (all cap growth)

BERGER INSTITUTIONAL PRODUCT TRUST

Advised by Berger, LLC

Berger IPT - Large Cap Growth Fund
Berger IPT - Small Company Growth Fund
Berger IPT - International Fund
Berger IPT - New Generation Fund (mid cap growth)

J.P. MORGAN SERIES TRUST II

Advised by J.P. Morgan Investment Management, Inc.

J.P. Morgan Bond Portfolio
J.P. Morgan U.S. Disciplined Equity Portfolio
J.P. Morgan Small Company Portfolio
J.P. Morgan International Opportunities Portfolio

DREYFUS INVESTMENT PORTFOLIOS

Advised by Founder Assets Management, LLC

Dreyfus  Investment  Portfolios - Founders Growth Portfolio
Dreyfus Investment Portfolios - Founders Discovery Portfolio (small value) Dreyfus Investment Portfolios - Founders Passport Portfolio (small cap growth) Dreyfus Investment Portfolios - Founders International Equity Portfolio
(large cap growth)

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

(a)  Name of company;

(b)  Name and principal business address of depositor;

         Not Applicable.

(c)  Name and principal business address of trustee or custodian;

(d)  Name and principal business address of principal underwriter;

(e) The period during which the securities of such company have been the underlying securities.

         No  underlying  securities  have  yet  been  acquired  by the  Separate
Account.

INFORMATION  CONCERNING  LOADS,  FEES,  CHARGES  AND  EXPENSES.

13.(a) Furnish the following information with respect to each load, fee, expense or charge to which: (1) principal payments; (2) underlying securities; (3) distributions; (4) cumulated or reinvested distributions or income; and (5) redeemed or liquidated assets of the trust's securities are subject; (A) the nature of such load, fee, expense, or charge; (B) the amount thereof; (C) the name of the person to whom such amounts are paid and his relationship to the trust; (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

         (1)      Principal  Payments

         PREMIUM EXPENSE CHARGE. For the first 20 years, the Company deducts a premium expense charge equal to 7% of each premium; for years 21 and later the charge is equal to 4% of each premium payment. This charge compensates the Company for costs incurred in selling and servicing the policies, such as commissions and tax costs.

         MONTHLY RIDER CHARGE. The Company charges separately for any riders attached to the Policy. The cost of riders for a Policy Month are deducted as part of the Monthly Deduction on each Monthly Anniversary Day.

         ASSET CHARGE. For years 1 - 10, the charge equals 1/365th of 75 basis points per day assessed against the Separate Account Funds. After 10 years, the charge decreases to 1/365th of 25 basis points. This compensates the Company for some of the mortality risks and administrative costs under the Policy. This deduction is made as part of the Unit Value calculations.

         COST OF INSURANCE CHARGE. Each month, the Company deducts a charge for the cost of insurance which is assessed on the Net Amount at Risk and varies with the age, sex and rate classification of the insured.

     ADMINISTRATIVE CHARGE. The Company deducts a charge in the first year of $12 every month. For years 2 and beyond, the Company deducts a charge of $10 per month. This compensates the Company for administrative costs.

         SELECTION AND ISSUE CHARGE. This charge varies by issue age, gender, rate class, specified amount, and Policy duration. This compensates the Company for costs incurred in issuing the Policy, underwriting the Policy, and certain administrative costs.


         (2)      Underlying  Securities

         The Funds are charged management fees by their respective investment advisers and incur operating expenses.

        (3)      Distributions

         Not  Applicable.

        (4)      Cumulated  or  reinvested  distributions  or  income.


         All investment income and other distributions are reinvested in Fund shares at net asset value.

        (5)      Redeemed  or  liquidated  assets.

         SURRENDER CHARGES. The surrender charge varies by issue age, gender, rate class, specified amount, state of issue, and the number of Monthly Anniversary Days that have passed. There is also a partial surrender charge which is equal to the greater of twenty-five dollars or a formula applied to certain Policy values. This compensates the Company for the expenses incurred in distributing the Policy and administrative expenses associated with the redemption.

(b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

         See Response to Item 13(a).

(c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

         See item 13(a)(5).

(d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

         The Company may reduce or eliminate the amount of the surrender charge where the Policies are sold under circumstances which reduce its sales expenses. In addition, the surrender charge may be reduced or eliminated when a Policy is issued to an officer, director or employee of the Company or any of its affiliates.

(e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

         None.

(f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13 (d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

         None.

(g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

        Not  Applicable.

INFORMATION  CONCERNING  THE  OPERATIONS  OF  THE  TRUST.

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         A person desiring to purchase a Policy must complete an application on a form provided by the Company. The Company will underwrite the Policy before it is issued and, if the applicant meets the underwriting standards of the Company, the Policy will be issued.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         The Company allocates the initial net premium to the Accumulated Value on the later of the Policy Date or the date the Company receives the premium at its Home Office. If the Policy is issued in a state that requires a return of premium, then all Separate Account Fund allocations for the duration of the Right to Examine Policy period are directed into the Fixed Account or equivalent Separate Account Fund that the Company may have designated. In those cases, at the end of the Right to Examine Policy period, the Accumulated Value is reallocated in accordance with the premium allocation instructions on record.

         Subsequent net premiums are allocated according to the premium allocation instructions on record, and the Policy Owner may change the premium allocation instructions at any time by written notice in a form satisfactory to the Company's Home Office.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         The Company applies premiums to the purchase of Separate Account Fund shares at their net asset value. Redemption of Fund shares may be made by the Company to permit the payment of benefits or amounts in connection with requests for surrender or for other purposes contemplated by the Policy.

17.(a)   Describe the procedure with respect to withdrawal or redemption by security  holders.

     Any surrender by an Owner may be made by submitting a request to the Company at its Home Office. Upon receipt of such request, the Company will cancel accumulation units in the Policy and redeem Fund shares in sufficient amount to meet any requests.

         See Item 10.

(b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

         The Company is required to honor surrender requests as described in Items 10(c) and 17(a). With respect to the Separate Account's underlying securities, the Funds are required to redeem their shares at net asset value and to make payment therefor within three business days.

(c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

         When there is a total surrender from a Policy, it is canceled.

18.(a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

         All income and other distributable funds of the Separate Account are reinvested in Fund shares and are added to the assets of the Separate Account.

(b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

         Not  Applicable.

(c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

         Not  Applicable.

(d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

         No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

         The Company provides confirmations with respect to all premiums received, any transfers between Funds, loan transactions, any surrenders, exercise of the Right to Examine Policy privilege and payment of the Death Benefit under the Policy. The Company also provides each Policy Owner with an annual statement which will show the current amount of Death Benefit payable under the Policy, the current Accumulated Value, the current Cash Surrender Value, current Loans and will show all transactions previously confirmed. The statement will also show all premiums paid and all charges deducted during the Policy year.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

(a)  Amendments to such indenture or agreement;

         Not  Applicable.

(b)  The extension or termination of such indenture or agreement;

         Not  Applicable.

(c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions;

         Not  Applicable.

(d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed;

         The Separate Account has no trustees.

(e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions;

         There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

(f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

     There are no provisions relating to the appointment of a successor depositor or the procedure if a successor depositor is not appointed.

21.(a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

         Policy Owners may borrow from the Company using the Policy as the sole security.

(b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

         The following items should be covered.

(1) the name of each person who makes such agreements or arrangements with security holders;

         The Company will make a loan to an Owner with the Policy as the sole security.

        (2)      the  rate  of  interest  payable  on  such  loans;

         The interest rate for a Policy loan is 8%, which would only change in response to certain updates in the tax code.

        (3)      the  period  for  which  loans  may  be  made;

         Loans are permitted at any time after the first Policy Year.

         (4)  costs or charges for default in repayment at maturity;

         Not Applicable.

         (5)  other material provisions of the agreements or arrangements;

         A Policy loan will result in accumulation units being transferred from the Funds to the Loan Account. The Company will pay interest on the Loan Account.

(c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

         Not  Applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

         There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

         The Company maintains a Financial Institution Bond in the amount of $1.5 million and an Excess Bond in the amount of $1 million.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

         The Owner may assign the Policy. The Owner may change owners during the life time of the Insured while the Policy is in force.

                 III.  ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR

ORGANIZATION  AND  OPERATIONS  OF  DEPOSITOR.

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

         The Company was incorporated in Louisiana in 1981 as a life insurance company.

26.(a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

         Not Applicable.

(b)  Furnish  the  following   information  with  respect  to  any  fee  or  any
participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

         Not Applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

          The Company conducts a life insurance business in the District of Columbia, Puerto Rico and all states except New York, Alaska, Idaho, Iowa, Maine, Massachusetts, New Hampshire, Rhode Island, South Dakota, Vermont, and Wyoming.

OFFICIALS  AND  AFFILIATED  PERSONS  OF  DEPOSITOR.

28.(a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the depositor.

         See  Item  29.

(b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

         The executive officers and directors of the Company are listed below:

                                                     Position(s)
                                                      Held With        Principal Occupations During
Name and Address                            Age      Pan-American            Past Five Years
----------------                            ---      ------------            ---------------

George Frank Purvis, Jr.                    86       Senior            President-Chairman Emeritus,
Pan-American Assurance Company                       Vice              Pan-American Life Insurance Company
Pan-American Life Center                             President         From 02/80-1/99; Chairman, Chief
Executive Office, 28th Floor                                           Executive Officer, Pan-American Life
601 Poydras Street                                                     Life Insurance Company from 1974 -
New Orleans, Louisiana 70130                                           1980


Jan Sheridan Jobe                           50       President,        Director, President, Chief Executive
Pan-American Life Center                             Chief             Officer, Pan-American Life Insurance
Executive Office, 28th Floor                         Executive         Company from 8/99 - present;
601 Poydras Street                                   Officer           Director, President, Chief Operating
New Orleans, Louisiana 70130                                           Officer, Pan-American Life Insurance Company from 1/99 -
                                                                       8/99; President, Principal International, Principal
                                                                       Financial Group from 1990 - 1/99;  Vice President of Group and Pension Sales, Principal Financial Group from 1980 - 1990


Luis Isidro Ingles, Jr.                     58       Vice              Senior Vice President, Investments
Pan-American Assurance Company                       President         and Treasurer, Pan-American Life
Pan-American Life Center                             Investments       Insurance Company from 1993 - present
Executive Office, 28th Floor                         and               Vice President, Securities, Pan-





601 Poydras Street                                   Treasurer         American Life Insurance Company from
New Orleans, Louisiana 70130                                           1980 - 1993; Second Vice President,
                                                                       Securities, Pan-American Life
                                                                       Insurance Company from 1975 - 1980

Peggy Boudreaux Scott                       49       Vice              Senior Vice President, Chief
Pan-American Assurance Company                       President,        Financial Officer, Pan-American
Pan-American Life Center                             Chief             Assurance Company from 8/96 -
Executive Office, 28th Floor                         Financial         present;  Executive Vice President
601 Poydras Street                                   Officer           and Chief Financial Officer,
New Orleans, Louisiana 70130                                           Norvant Health, Inc., Winston-Salem,
                                                                       NC; Board of Directors, Partners
                                                                       Health Plan, Winston-Salem, NC;
                                                                       Board of Directors, Medical
                                                                       Diagnostic Services, Inc., Baton
                                                                       Rouge, LA from 1998 - 1999



William Thiel Steen                         50       Vice              Senior Vice President, General
Pan-American Assurance Company                       President,        Counsel and Corporate Secretary,
Pan-American Life Center                             General           Pan-American Life Insurance Company
Corporate Legal, 12th Floor                          Counsel and       from 8/96 - present; Vice President,
601 Poydras Street                                   Corporate         Associate General Counsel,
New Orleans, Louisiana 70130                         Secretary         Pan-American Life Insurance Company
                                                                       from 1993 - 1996; Second Vice
                                                                       President, Associate General
                                                                       Counsel, Taxation, Pan-American
                                                                       Life Insurance Company from 1983 -
                                                                            1993

Edward James Ray III                        53       Vice              Senior Vice President, Operations
Pan-American Assurance Company                       President,        and Chief Actuary, Pan-American
Pan-American Life Center                             Operations        Life Insurance Company from 4/99 -
Executive Office, 14th Floor                         and Chief         present;  Senior Vice President,
601 Poydras Street                                   Actuary           Technical Services, Pan-American
New Orleans, Louisiana 70130                                           Life Insurance Company from 1994 -
                                                                       1999; Vice President, Actuary, Pan-American Life Insurance
                                                                       Company from 1978 - 1994

Andrew Mark Erman                           31       Vice              Vice President and Actuary, Pan-American
Pan-American Assurance Company                       President         Life Insurance Company from 8/00 -
Pan-American Life Center                             and               present; Director, ING from 6/96 - 8/00
Entrepreneurial Team, 12th Floor                     Actuary
601 Poydras Street
New Orleans, Louisiana 70130

COMPANIES  OWNING  SECURITIES  OF  DEPOSITOR.

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote five percent or more of the outstanding voting securities of the depositor.

         The Company is a wholly-owned subsidiary of Pan-American Life Insurance Company, which owns 99.96% of the voting securities of the Company. The remainder of the shares are owned by the Directors, which is required under Louisiana law.

CONTROLLING  PERSONS.

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

         None.

COMPENSATION  OF  OFFICERS  AND  DIRECTORS  OF  DEPOSITOR:

         COMPENSATION  OF  OFFICERS  OF  DEPOSITOR.

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a) Directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

(b) Directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

     Not Applicable. As of the date hereof, the Separate Account has not yet commenced operations.

(c) Indirectly or through subsidiaries to each of the officers or partners of the depositor.

Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

         COMPENSATION  OF  DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a)      The  aggregate  direct  remuneration  to  directors;

         Not  Applicable.    See  Item  31.

(b)      Indirectly  through  subsidiaries  to  directors.

         Not  Applicable.    See  Item  31.


         COMPENSATION  TO  EMPLOYEES.

33.(a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

         Not  Applicable.    See  Item  31.

(b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those person covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in a supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

         Not  Applicable.    See  Item  31.

         COMPENSATION  TO  OTHER  PERSONS.

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32, and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries:

         Not  Applicable.    See  Item  31.


                IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION  OF  SECURITIES.

35. Furnish the names of the States in which sales of the trust's securities: (a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each State.

         No sales of the Policy have been made or are currently being made. It is presently proposed to sell the Policy in the states where the Company is licensed to do business.

         See Item 27.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

         Not  Applicable.

37.(a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any Federal or State governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded:
(1) name of officer, agency or body; (2) date of denial; (3) brief statement of reason given for denial.

         Not  Applicable.

(b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any Federal or State governmental officer, agency or regulatory body: (1) name of officer, agency or body; (2) date of revocation;
(3) brief statement of reason given for revocation.

         Not  Applicable.

38.(a)   Furnish a general description of the method of distribution of securities  of  the  trust.

         The Policy issued by the Separate Account will be sold by licensed insurance agents in those states where the Policy may be lawfully sold. Such agents will be Registered Representatives of a broker-dealer registered under the Securities Exchange Act of 1934, which is a member of the National Association of Securities Dealers, Inc.

(b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

         The Company intends to execute an agreement with the Principal Underwriter whereby it will distribute the Policy through licensed insurance agents who are registered with it. The Principal Underwriter may also distribute the policies by executing selling agreements with other broker-dealers. The agreement will be effective on the date executed and will remain effective until terminated by either party upon sixty (60) days notice, and may not be assigned.

(c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

         See  Exhibit  A(3)(c).

INFORMATION  CONCERNING  PRINCIPAL  UNDERWRITER.

39.(a) State the form of organization of each principal underwriter of securities of the trust, the name of the State or other sovereign power under the laws of which each underwriter was organized and the date of the organization.

     The principal underwriter, Pan-American Financial Services, Inc., is a corporation organized under the laws of Louisiana on May 19, 1981.

(b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

         No Policies are currently being distributed. When the Policies are distributed, they will be distributed by Pan-American Financial Services, Inc., which is a member of the National Association of Securities Dealers, Inc.

40.(a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

         Not  Applicable.

(b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company: (1) the nature of such fee or participation; (2) the name of the person making payment; (3) the nature of the services rendered in consideration for such fee or participation; (4) the aggregate amount received during the last fiscal year covered by the financial statements filed herewith.


         Not  Applicable.

41.(a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

     Pan-American Financial Services, Inc. is a broker-dealer which offers mutual funds through its Registered Representatives who are also agents of the Company.

(b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

         Not  Applicable.

(c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

         Not  Applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors, or partners of such underwriter.

         Not  Applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

         None.

OFFERING  PRICE  OR  ACQUISITION  VALUATION  OF  SECURITIES  OF  THE  TRUST.

44.(a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

         Accumulated Values allocated to the Separate Account are invested at net asset value in the Funds in accordance with the selection made by the Owner.

         Accumulated Values will fluctuate in accordance with investment results of the Separate Account Funds selected. In order to determine how these fluctuations affect Accumulated Value, accumulation units are used. Every business day the Company determines the value of an accumulation unit for each of the Funds. The value of an accumulation unit for any given business day is determined by multiplying a factor referred to as the Net Investment Factor times the value of an accumulation unit for the previous business day. The Net Investment Factor is a number that reflects the change (up or down) in an underlying Fund share.

(b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

         Not  Applicable.

(c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

         Not  Applicable.

45. Furnish the following information with respect to any suspension of the redemption rights of securities issued by the trust during the three fiscal years covered by the financial statements filed herewith: (a) by whose action redemption rights were suspended; (b) the number of days' notice given to security holders prior to suspension of redemption rights; (c) reason for suspension; (d) period during which suspension was in effect.

         Not  Applicable.

REDEMPTION  VALUATION  OF  SECURITIES  OF  THE  TRUST.

46.(a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

(1) the source of quotations used to determine the value of portfolio securities;

         The Custodians for the underlying series Funds.

         (2) whether opening, closing bid, asked or any other price is used;

         Net asset value is used.

         (3) whether price is as of the day of sale or as of any other time;

          As of the next computed price.

         (4) a brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

         See  item  13(a).

(5) other items which registrant deducts from the net asset value in computing redemption value of its securities; and

         See  item  13(a).

         (6)      whether  adjustments  are  made  for  fractions.

         Not Applicable.


(b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

         Not Applicable.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS.

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interest in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

          The Company will maintain a position in Fund shares by purchasing Fund shares at net asset value in connection with premiums allocated to the Separate Account in accordance with instructions from the Owners and to redeem Fund shares at net asset value for the purposes of making Policy obligations, or making adjustments in the reserves held in the Separate Account. There are no procedures for the purchase of underlying securities or interests therein from Owners who exercise surrender rights in that Owners have no direct interest therein.


                    V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

(a)  Name  and  principal  business  address;

         None.

(b)  Form  of  organization;

         Not  Applicable.

(c) State or other sovereign power under the laws of which the trustee or custodian was organized;

         Not  Applicable.

(d)  Name of governmental supervising or examining authority.

         Not  Applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

         Not  Applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

         Not  Applicable.


                 VI. INFORMATION CONCERNING THE INSURANCE OF
                              HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance holders of securities:

(a)  The name and address of the insurance company;

         Pan-American Assurance Company
         Pan-American Life Center
         601 Poydras Street
         New Orleans, Louisiana 70130

(b)  The types of policies and whether individual or group policies;

         The Policy is a flexible premium adjustable variable life insurance policy.

(c)  The types of risks insured and excluded;

         The Policy provides for a Death Benefit upon the death of the Insured. Through riders to the Policy, the Company offers additional insurance benefits; both life insurance benefits and non-life insurance benefits.

(d)  The  coverage  of  the  policies;

         While the Policy remains in force, it provides for a Death Benefit on the life of the Insured. The riders remain in effect until the Policy is terminated or the rider is terminated.

(e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put;

         The Owner designates one or more persons to be the Beneficiary of the Death Benefit. There are no limitations on the use of the proceeds.

(f)  The terms and manner of cancellation and of reinstatement;

         The Policy will terminate if (1) the Owner requests a full surrender of the Policy, (2) the Grace Period has ended, or (3) the Insured has died, or (4) it reaches maturity. The Policy can be reinstated if the Owner did not make a total surrender and if the Insured is still alive within five years after the end of the Grace Period. To reinstate the Policy, the Insured must provide evidence of insurability and either repay any outstanding loan and accrued interest or reinstate the loan plus interest.

(g) The method of determining the amount of premiums to be paid by holders of securities;

         See Item 13(a) for information on the types of charges and methods of assessing them.

(h) The amount of aggregate premiums paid to the insurance company during the last fiscal year;

         Not  Applicable.

(i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor;

         The Company may, from time to time, enter into reinsurance treaties with other insurers whereby such insurers may agree to reimburse the Company for mortality expenses. The Company currently reinsures a significant portion of the risk on the lives it insures with its parent company, Pan-American Life Insurance Company. It is the Company's current intention to do the same with respect to the Policies.

(j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

         Not  Applicable.

                          VII. POLICY OF REGISTRANT

52.(a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

         The Company will not substitute another security for the underlying securities of the trust unless the Securities and Exchange Commission shall have approved such substitution.

(b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

         Not  Applicable.

(c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to: (1) the grounds for elimination and substitution; (2) the type of securities which may be substituted for any underlying security; (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries; (4) whether such substituted securities may be the securities of another investment company; and (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

         Not  Applicable.

(d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

         None.

REGULATED  INVESTMENT  COMPANY.

53.(a)   State  the  taxable  status  of  the  trust.

         The Company is taxed as a life insurance company under the Internal Revenue Code. Since the Separate Account is not a separate entity from the Company and its operations form a part of the company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code.

(b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

         Not  Applicable.

                 VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

         Not  Applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately 10 years prior to the date of registration or at the approximate date of organization of the trust.

         Not  Applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

         Not  Applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

         Not  Applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

         Not  Applicable.

59.      Financial  statements:

FINANCIAL STATEMENTS OF THE TRUST

         The financial statements have not been filed for the Separate Account. It has not yet commenced operations, has no assets or liabilities and has received no income nor incurred any expense.

FINANCIAL STATEMENTS OF THE DEPOSITOR

         The financial statements of the Company will be filed by amendment.

                                 IX. EXHIBITS

A.(1) Resolution of Board of Directors of the Company authorizing the Separate Account.

(2)  None.

(3)(a) Principal Underwriter's Agreement (to be filed by amendment).

(b)  Agent's Agreement (to be filed by amendment).

(c) Schedules of sales commissions referred to in Item 38(c) (to be filed by amendment).

(4)  None.

(5)(a) Flexible Premium Adjustable Variable Life Insurance Policy.

(b)  Form of Terminal Illness Accelerated Benefit Rider.

(c)  Form of Additional Insured Rider.

(d)  Form of Disability Benefit Payment Rider.

(e)  Form of Guaranteed Insurability Rider.

(f)  Form of Dependent Children Insurance Rider.

(6)(a)   Articles  of  Incorporation  of  the  Company.

(b)  Bylaws  of  the  Company.

(7)  Not  Applicable.

(8)  Not  Applicable.

(9)  None.

(10) Form  of Application (to be filed by amendment).

B.  Furnish  copies  of  each  of  the  following:

(1) Not  Applicable.

(2) Not  Applicable.

C.  Not  Applicable

                                    SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the Registrant has caused this registration statement to be duly signed on behalf of the Registrant in the City of New Orleans, and State of Louisiana on the 6th day of February, 2001.

[SEAL]

                         PAN-AMERICAN ASSURANCE COMPANY VARIABLE LIFE
                         SEPARATE ACCOUNT

                       By: Pan-American Assurance Company


                         By:    /S/ Jan S. Jobe
                               ------------------------------




Attest: /S/ William T. Steen
       ----------------------
          (Name)
         Senior Vice President
       General Counsel and Corporate Secretary
       ------------------------
         (Title)

                                INDEX TO EXHIBITS

EX-99.A.(1)     Resolution of Board of Directors
EX-99.A.(5)(a) Flexible Premium Adjustable Variable Life Insurance Policy EX-99.A.(5)(b) Form of Terminal Illness Accelerated Benefit Rider EX-99.A.(5)(c) Form of Additional Insured Rider
EX-99.A.(5)(d)  Form of  Disability  Benefit Payment   Rider
EX-99.A.(5)(e)  Form   of   Guaranteed   Insurability   Rider
EX-99.A.(5)(f)  Form  of  Dependent  Children  Insurance  Rider
EX-99.A.(6)(a)  Articles of Incorporation
EX-99.A.(6)(b)  Bylaws